

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Neil Greenspan
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110
Camana Bay, Grand Cayman, Cayman Islands
KY1-1205

>   **Re: Greenlight Capital Re, Ltd.**
>   **Form 10-K filed March 10, 2021**
>   **File No. 001-33493**

Dear Mr. Greenspan:

　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Finance